FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




              HSBC TO SELL PRIVATE CLIENT BUSINESS IN SOUTH AFRICA
                                  TO INVESTEC

HSBC Investment Services (Africa) (Pty) Limited has agreed to sell its private client stockbroking, wealth management and portfolio management business in South Africa to Investec Limited. The deal is subject to regulatory approval.

The business had a net asset value of R17.3 million (US$3.01 million), approximately R2.9 billion (US$514 million) in funds under management and R12.1 billion (US$2.15 billion) in funds under administration at 31 December 2004, and currently has 39 employees.

Richard Adcock, HSBC's CEO for Sub-Saharan Africa, said: "HSBC established a branch in South Africa just over a year ago, serving corporate and institutional banking clients. We remain committed to the country but have made the strategic decision to concentrate on the Corporate, Investment Banking and Markets business. While this means that offering domestic private client services is no longer part of our long-term goal in South Africa, we are delighted that Investec will be taking on our clients and staff."

Notes to editors:

1. HSBC in South Africa

HSBC established a presence in Sub-Saharan Africa in 1981 and entered the South African market in 1995. In 2003, the Group expanded its regional services with the opening of a corporate and institutional bank in Johannesburg as a branch of HSBC Bank plc. The Johannesburg branch now acts as the regional management office for all of HSBC's Sub-Saharan Africa activities. The two primary operating entities in South Africa are HSBC Bank plc, which offers corporate and institutional banking, investment banking, treasury and capital markets services to the HSBC Group's major multinational clients, large local corporate and financial institutions, and governments. Equities and research services are provided by HSBC Securities (South Africa) (Pty) Limited. The Group currently has 11 offices in South Africa.

2. The HSBC Group

HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 March 2005